UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 NEXTCARD, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    65332K107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [_]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages

                                  SCHEDULE 13G

CUSIP No.  65332K107                                           Page 2 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         1,797,498
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   1,797,498

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,797,498

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    3.35%

12       Type of Reporting Person (See Instructions)

                                    IA

                                 SCHEDULE 13G

CUSIP No.  65332K107                                           Page 3 of 9 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE CAPITAL MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CONNECTICUT

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         1,635,723
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   1,635,723

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,635,723

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.05%

12       Type of Reporting Person (See Instructions)

                                    CO, IA

                                 SCHEDULE 13G

CUSIP No.  65332K107                                           Page 4 of 9 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE GLOBAL INVESTMENTS, LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  BAHAMAS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         736,974
    Each
Reporting                   7             Sole Dispositive Power
  Person                                           0
   With
                            8             Shared Dispositive Power
                                                   736,974

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    736,974

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.37%

12       Type of Reporting Person (See Instructions)

                                    CO

                                                               Page 5 of 9 Pages


Item 1(a)         Name of Issuer:

                  NextCard, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  595 Market Street, Suite 1800, San Francisco, CA 94105

Item 2(a)         Name of Person Filing:

                  The Statement is being filed by (1) Louis M. Bacon ("Mr. Bacon"), in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of Moore Capital Management, Inc. ("MCM") and (b) Chairman, Chief Executive Officer and director of Moore Capital Advisors, LLC ("MCA"), as well as the sole beneficial owner of a Deleware LLC that is the managing member of MCA (2) MCM and (3) Moore Global Investments, Ltd. ("MGI") (collectively, the "Reporting Persons").

                  MCM, a registered commodity trading advisor serves as discretionary investment manager to MGI. MCM also serves as discretionary investment manager to a Bahamas corporation, a Delaware limited liability company and a Cayman Islands limited partnership (collectively, the "MCM Affiliated Funds") In such capacities, MCM may be deemed the beneficial owner of the Shares (as defined herein) held for the accounts of MGI and the MCM Affiliated Funds. MCA is a New York limited liability company and a registered commodity trading advisor and commodity pool operator. MCA serves as general partner and discretionary investment manager to Remington Investment Strategies, L.P. ("RIS"), a U.S. partnership. In such capacities, MCA may be deemed the beneficial owner of the Shares (as defined herein) held for the account of RIS. The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity as Chairman and Chief Executive Officer of such entities. In such capacity, Mr. Bacon may be deemed the beneficial owner of the Shares (as defined herein) held for the accounts of the MCM Affiliated Funds, MGI and RIS.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The principal business offices of Mr. Bacon, MCM and MGI are located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)         Citizenship:

                  i)       Mr. Bacon is a United States citizen;

                  ii)      MCM is a Connecticut corporation; and

                  iii)     MGI is a Bahamas corporation.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.001 per share (the "Shares").

                                                               Page 6 of 9 Pages

Item 2(e)         CUSIP Number:

                  65332K107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Mr. Bacon may be deemed the beneficial owner of 1,797,498 Shares. This number consists of (A) 736,974 Shares held for the account of MGI,
(B) 161,775 Shares held for the account of RIS and (C) 898,749 Shares held for the account of the MCM Affiliated Funds.

                  (ii) MCM may be deemed the beneficial owner of 1,635,723 Shares. This number consists of (A) 898,749 Shares held for the account of the MCM Affiliated Funds and (B) 736,974 Shares held for the account of MGI.

                  (iii) MGI may be deemed the beneficial owner of 736,974 Shares held for its own account.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which Mr. Bacon may be deemed to be the beneficial owner constitutes approximately 3.35% of the total number of Shares outstanding.

                  (ii) The number of Shares of which each MCM may be deemed to be the beneficial owner constitutes approximately 3.05% of the total number of Shares outstanding.

                  (iii) The number of Shares of which each of MGI may be deemed to be the beneficial owner constitutes approximately 1.37% of the total number of Shares outstanding.

Item 4(c) Number of shares as to which such person has:

Mr. Bacon:
---------

 (i)       Sole power to vote or to direct the vote:                           0
 (ii)      Shared power to vote or to direct the vote:                 1,797,498
 (iii)     Sole power to dispose or to direct the disposition of:              0
 (iv)      Shared power to dispose or to direct the disposition of:    1,797,498

                                                               Page 7 of 9 Pages

MCM:
---
(i)       Sole power to vote or to direct the vote:                            0
(ii)      Shared power to vote or to direct the vote:                  1,635,723
(iii)     Sole power to dispose or to direct the disposition of:               0
(iv)      Shared power to dispose or to direct the disposition of:     1,635,723

MGI:
---
(i)       Sole power to vote or to direct the vote:                            0
(ii)      Shared power to vote or to direct the vote:                    736,974
(iii)     Sole power to dispose or to direct the disposition of:               0
(iv)      Shared power to dispose or to direct the disposition of:       736,974

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of MGI have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by MGI in accordance with their ownership interests in MGI.

                  (ii) The partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by RIS in accordance with their partnership interests in RIS.

                  (iii) The respective shareholders, members and/or partners of the MCM Affiliated Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the MCM Affiliated Funds in accordance with their respective ownership, membership and/or partnership interests in the MCM Affiliated Funds.

                                                               Page 8 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 9 of 9 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2002

                                                  LOUIS M. BACON



                                                  By:      /s/ Stephen R. Nelson
                                                           ---------------------
                                                  Name:    Stephen R. Nelson
                                                  Title:   Attorney-in-Fact


                                                 MOORE CAPITAL MANAGEMENT, INC.



                                                 By:      /s/ Stephen R. Nelson
                                                          ----------------------
                                                 Name:    Stephen R. Nelson
                                                 Title:   Attorney-in-Fact


                                                 MOORE GLOBAL INVESTMENTS, LTD.



                                                 By:      /s/ Stephen R. Nelson
                                                          ----------------------
                                                 Name:    Stephen R. Nelson
                                                 Title:   Attorney-in-Fact